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                                                                    EXHIBIT 9(a)
          FOR IMMEDIATE RELEASE
                        FOR IMMEDIATE RELEASE -- JANUARY 16, 1996
                          Communication Cable, Inc. (NASDAQ Symbol -- "CABL"), a
specialty electronic wire and cable manufacturer, announced today that it has been notified by Kuhlman Corporation that Kuhlman is in the process of increasing its tender offer from $12.00 to $13.062 per share. Yesterday, CCI announced that it had signed a non-binding letter of intent to merge with a subsidiary of Pentair, Inc. at a cash price of $13.00 per share for each share of outstanding CCI common stock. CCI currently is in discussions with Pentair and Kuhlman. Upon receipt of the increased tender offer by Kuhlman, the CCI board will consider its response. CCI shareholder tender and withdrawal rights are subject to a deadline currently established by Kuhlman as January 22, 1996. Shareholders are urged to review the tender and withdrawal procedures and deadline set forth in the Kuhlman tender offer previously delivered to shareholders and to monitor further corporate announcements.
          NASDAQ/NMS Symbol CABL                  Contact: James R. Fore
                                             President
          Telephone: 919-775-7775
          Fax:       919-776-5601